Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Intermap Technologies Corporation (“Intermap” or the “Company”)

385 Inverness Pkwy, Suite 105

Englewood, CO 80112

USA

Item 2	Date of Material Change

July 28, 2026

Item 3	News Release

A news release disclosing the material change was issued by Intermap on July 29, 2026 and disseminated through the services of GlobeNewswire. A copy of the news release was filed on SEDAR+ with the securities regulatory authorities in each of the provinces of Canada.

Item 4	Summary of Material Change

On July 28, 2026, Intermap entered into an arrangement agreement (the “Arrangement Agreement”) with PCI Geomatics Group Inc. (“PCI”) and Grenadier Investments Limited (“Grenadier”), a major shareholder of PCI, pursuant to which Intermap agreed to acquire all of the issued and outstanding shares of PCI not already owned by Intermap and its affiliates (the “PCI Shares”).

The acquisition will be implemented pursuant to a court-approved plan of arrangement (the “Arrangement”) under section 192 the Canada Business Corporations Act.

Item 5.1.	Full Description of Material Change

On July 28, 2026, Intermap, PCI and Grenadier entered into the Arrangement Agreement pursuant to which Intermap agreed to acquire the PCI Shares for aggregate consideration of $11,000,000 in cash, less certain transaction expenses.

PCI is a leading provider of commercial geospatial image processing technologies, with more than 750 proprietary algorithms (across level 0-3 stages) delivered as cloud-native micro-services, supporting imagery from more than 500 satellites in-orbit, and embedded in thousands of workflows worldwide. Intermap has maintained a longstanding strategic and technology relationship with PCI, including ownership, as of the date of the Arrangement Agreement, of all of the series B preferred shares of PCI and 3.3% of the outstanding common shares of PCI.

June McAlarey, President and CEO of PCI, will continue in her current role, and extend her duties as an Intermap Executive Vice President, responsible for the commercial business.

The Arrangement Agreement provides for post-closing purchase price adjustments relating to the transaction expenses, with $150,000 of the purchase price to be held in escrow to satisfy related obligations to Intermap. The Arrangement Agreement also provides for indemnities customary in the acquisition of private companies, including for breaches of representations, warranties and covenants, with $1,100,000 of the purchase price to be held in escrow to satisfy indemnity obligations to Intermap.

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A special meeting of the PCI shareholders will be held to vote on the Arrangement. Closing will occur thereafter upon satisfaction or waiver of all conditions. Completion of the Arrangement is subject to (i) approval of the Arrangement by at least two-thirds of the votes cast by the shareholders of PCI voting together as a class, (ii) approval by a simple majority of votes cast excluding certain related-party votes pursuant to Multilateral Instrument 61-101, (iii) approval by the Ontario Superior Court of Justice (Commercial List), and (iv) the satisfaction of other customary closing conditions.

Intermap has entered into voting support agreements with Grenadier and all of the directors and officers of PCI who hold PCI Shares, pursuant to which such shareholders have agreed to vote their PCI Shares in favor of the Arrangement. Those shareholders hold an aggregate of 81.25% of the PCI Shares entitled to vote at the PCI shareholder meeting, on an undiluted basis (excluding the shares held by Intermap).

The Arrangement Agreement contains non-solicitation covenants that restrict PCI and Grenadier from soliciting or negotiating competing acquisition transactions.

The Arrangement Agreement may be terminated in certain circumstances, including (i) by mutual written agreement, (ii) if the requisite approval of PCI shareholders is not obtained at the PCI shareholder meeting, (iii) if the Arrangement does not take effect by November 30, 2026, (iv) upon certain breaches of representations or warranties or failures to perform covenants, or (v) upon specified events having a material adverse effect on PCI, all as further set out in the Arrangement Agreement.

The Arrangement Agreement has been filed with the applicable Canadian securities regulators and is available on SEDAR+ at www.sedarplus.com.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Item 9	Date of Report

August 7, 2026

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Cautionary Note Regarding Forward-Looking Information

Certain information provided in this material change report, including reference to the completion of the Arrangement and June McAlarey’s continued role and extended duties at Intermap, constitute forward-looking statements. The words “will”, “may”, “anticipated”, “expected” and similar expressions are intended to identify such forward- looking statements.

Although Intermap believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Assumptions have been made regarding, among other things, the ability of Intermap to complete the Arrangement on anticipated terms, including the ability of the parties to satisfy the conditions to consummation of the Arrangement, the receipt of PCI shareholder approval and court approvals, payment of the cash consideration, and general business, economic, regulatory and market conditions. Readers are cautioned that the foregoing list is not exhaustive of all assumptions that have been made.

Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed in Intermap’s Annual Information Form and other securities filings. In addition, completion of the Arrangement is subject to receipt of shareholder approval by PCI and court approvals, together with the satisfaction or waiver of certain conditions precedent to the Arrangement that are outside of the control of Intermap.

While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements, including the Arrangement, will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this material change report are made as at the date of this material change report and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

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